Exhibit 99.1

GFL Environmental Reports Fourth Quarter and Full Year 2020 Results; Provides Full Year 2021 Guidance and Financial Outlook Through Full Year 2023

Fourth Quarter 2020 and Full Year Highlights

•	Fourth Quarter Revenue of $1,235.6 million, increase of 37.8%

•	Fourth Quarter Adjusted EBITDA[1] of $311.2 million, increase of 49.0%; Net loss of $486.7 million; Adjusted Net Income[1] of $14.4 million

•	Fourth Quarter Adjusted EBITDA[1] margin of 25.2%, increase of 190 basis points. Solid waste Adjusted EBITDA margin[1] of 30.2%, increase of 240 basis points

•	Fourth Quarter Adjusted Cash Flow from Operating Activities[1] of $241.7 million; cash flow from operating activities of $163.5 million; Adjusted Free Cash Flow[1] of $124.6 million

•	Full Year Revenue of $4,196.2 million

•	Full Year Adjusted EBITDA[1] of $1,076.7 million, increase of 30.4%; Net loss of $994.9 million; Adjusted Net Income[1] of $62.2 million

•	Full Year Adjusted Cash Flow from Operating Activities[1] of $772.3 million; cash flow from operating activities of $502.2 million; Adjusted Free Cash Flow[1] of $360.0 million

Full Year 2021 Guidance2

•	Revenue $5,040 million to $5,140 million, assuming CAD/US exchange rate of 1.27

•	Adjusted EBITDA $1,340 million to $1,380 million

•	Adjusted Free Cash Flow $465 million to $495 million

•	Net Leverage of 4.3x

VAUGHAN, ON, February 22, 2021 — GFL Environmental Inc. (NYSE / TSX: GFL) (“GFL” or the “Company”) today announced its results for the fourth quarter and full year 2020.

“I am incredibly proud of what our employees have accomplished this year”, said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Despite the impact of the pandemic on the North American economy, as a group we were able to deliver on our 2020 commitments and produce exceptional financial results. We expanded our Adjusted EBITDA margins by 100 basis points compared to the prior year, completed nearly $4 billion of accretive acquisitions and pursued opportunistic refinancings, while continuing to focus on preserving our leverage commitments with a view to increasing free cash flow.”

“During the fourth quarter, we grew revenue by 37.8% and Adjusted EBITDA by 49.0%, as compared to the prior year, resulting in expanded Adjusted EBITDA margin of 25.2%. The margin increase was largely due to organic growth in our solid waste business in both Canada and the U.S., as well as cost control initiatives and synergies realized from acquisitions, resulting in better than expected free cash flow generation for the period. In our solid waste line of business, we continued to see sequential improvements in the commercial activity and volumes in the markets we serve, contributing to 4.0% of organic growth in the quarter and margin expansion of 240 basis points. During the quarter, we also continued to see higher volumes in our MRF operations as a result of new contract wins in both Eastern and Western Canada.”

[1]	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule
[2]	The 2021 Guidance includes non-IFRS measures such as Adjusted EBITDA, Adjusted Free Cash Flow and Net leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below.

“During the year, we were able to take advantage of market opportunities and deliver on the commitments we made to our stakeholders at the time of our IPO and more, including our commitment to reduce leverage by using the proceeds from the IPO to repay debt and raising US$600 million in equity from a long-time GFL investor to fund part of our acquisition of WCA Waste Corporation. We also leveraged our improved credit quality to reduce our weighted average cost of debt by nearly 200 basis points through opportunistic refinancings.”

Mr. Dovigi concluded, “As we head into 2021, GFL has never been in a better financial position. Our free cash flow gives us the ability to naturally de-lever while at the same time allowing us to continue to deploy capital on attractive organic growth opportunities, accretive tuck-in acquisitions, as well as sustainability initiatives. We have always been opportunistic acquirers. Interest rates are at all-time lows giving us access to financing markets that position us well to continue to lower our cost of debt while pursuing accretive M&A at very attractive multiples, both tuck-ins and potentially larger-sized opportunities, within our expanded platform. 2021 has the potential for being another year of outsized M&A and you should expect to see us continue to make these strategic value-creating investments as these opportunities arise.”

Fourth Quarter and Year to Date Results

Revenue increased by 37.8% to $1,235.6 million in the fourth quarter of 2020 compared to the fourth quarter of 2019. Solid waste core price and surcharges for the fourth quarter of 2020 were 3.6%. Solid waste volumes declined 0.3% for the fourth quarter of 2020, predominately due to a reduction in commercial and industrial collection activity as well as reduced transfer station and organic waste volume, as a result of the various measures implemented by the Canadian and U.S. governments in an effort to limit the spread of COVID-19. Solid waste volumes in the fourth quarter of 2020 represented an improvement of 139 basis points as compared to the volume decrease during the third quarter of 2020. Revenue for the year ended December 31, 2020 was $4,196.2 million, an increase of 25.4% compared to 2019. The increase in both periods was driven by significant revenue growth across all reportable segments from both organic contributions and through acquisitions.

Adjusted EBITDA1 increased by 49.0% to $311.2 million in the fourth quarter of 2020 compared to the fourth quarter of 2019, primarily attributable to strong revenue growth in the quarter. Adjusted EBITDA margin1 was 25.2% for the fourth quarter of 2020 as compared to 23.3% in the prior year period. Net loss increased from $180.4 million for the fourth quarter of 2019 to $486.7 million for the fourth quarter of 2020 driven primarily by the changes in Adjusted EBITDA1, partially offset by a mark-to-market loss on our tangible equity unit (the “TEUs”) purchase contracts (the “Purchase Contracts”). Adjusted EBITDA1 increased by 30.4% to $1,076.7 million for the year ended December 31, 2020 compared to the prior year, primarily attributable to strong revenue growth in the period. Net loss increased from $451.7 million for the year ended December 31, 2019 to $994.9 million for the year ended December 31, 2020 driven by costs associated with our initial public offering, the early redemption of several series of our outstanding unsecured bonds and the extinguishment of our 11% paid-in-kind notes as part of the pre-closing capital changes implemented immediately prior to our initial public offering and by a mark-to-market loss on our Purchase Contracts.

Cash flow from operating activities increased by 22.9% to $163.5 million in the fourth quarter of 2020, compared to the fourth quarter of 2019, and Adjusted Cash Flow from Operating Activities1 was $241.7 million, a result that exceeded our expectations. For the year ended December 31, 2020, cash flow from operating activities was $502.2 million, an increase of 100.1% compared to the prior year, and Adjusted Cash Flow from Operating Activities1 was $772.3 million.

Financial Impact from COVID-19

The Company's financial results for the three months and year ended December 31, 2020 were impacted by the reduction in commercial activity as a result of the various measures implemented since March 2020 by several provincial, state and local governments in Canada and the U.S. in response to COVID-19. The magnitude of the impacts varied by region and were correlated to the timing and nature of measures enacted. In some markets, the Company's business saw organic growth as governments focused on lifting measures and re-opening businesses, while in other markets, such as within the Provinces of Ontario and Quebec and parts of the Mid-west and north-east U.S., the re-introduction of restrictions on businesses or closure requirements continued to impact the recovery of these markets. The Company's overall revenue is heavily weighted to its solid waste business, which is its most resilient business line and is also diversified across geographies and customers. The majority of the revenue generated in its solid waste business is from secondary markets. The solid waste revenue generated in major metropolitan centres or primary markets is predominately derived from municipal residential contracts. In the three months ended December 31, 2020, the Company continued to see sequential improvements in commercial activity and volumes in its solid waste line of business. The Company however experienced lower volumes in its solid and liquid waste commercial and industrial collection and post collection businesses due to a decrease in service levels attributable to COVID-19, primarily in the major metropolitan centres that its serves. The Company’s liquid waste business also had lower sales volume of used motor oil which management believes is a result of the temporary suspension of certain customers’ operations in response to COVID-19. In its infrastructure and soil remediation line of business, revenue declined primarily as a result of a reduction in soil volumes processed at the Company's facilities. While the substantial majority of the Company's larger active projects were deemed essential and continued to progress throughout the fourth quarter, the measures implemented by governments to limit the spread of COVID-19 continued to delay the commencement of new large projects, which temporarily reduced the volume of contaminated soils in the markets that the Company serves.

Full Year 2021 Guidance2

GFL also provided its guidance for 2021.

•	Revenue is estimated to be between $5,040 million and $5,140 million, resulting from expected solid waste price increases between 3.5% and 4.0% and solid waste volume increases between 0.5% and 1.0%, revenue increase of 1.0% to 3.0% in the Company’s liquid waste and infrastructure lines of business, revenue from rollover M&A of 21.0% to 22.0% and a negative 4.0% impact from changes in foreign exchange

•	Adjusted EBITDA is estimated to be between $1,340 million and $1,380 million

•	Net capital expenditures is estimated to be $510 million

•	Adjusted Free Cash Flow is estimated to be between $465 million and $495 million

•	Net leverage is estimated to be 4.3x

The 2021 guidance excludes any additional acquisitions, refinancing opportunities and any potential redeployment of capital. Implicit in forward-looking statements in respect of the Company's expectations for 2021 are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which the Company operates institute additional COVID-19 emergency measures including physical distancing, shelter-in-place or similar orders. The 2021 guidance assumes that the Company will continue to execute on its strategy of organically growing its business, leveraging its scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

2021- Upside Opportunities3

•	The Company expects to reduce its cost of capital by refinancing certain of its outstanding debt, including US$360 million of its 8.50% 2027 Unsecured Notes and its outstanding term loan facility. These potential financing opportunities could result in annualized interest costs savings and additional Adjusted Free Cash Flow between $20 million and $30 million.

•	The Company manages a robust pipeline of potential acquisition targets and sees opportunities to deploy between $350 million and $500 million of capital in 2021 on acquisitions in Canada and the United States, potentially resulting in additional revenue between $200 million and $280 million, additional Adjusted EBITDA between $50 million and $70 million and additional Adjusted Free Cash Flow between $35 million and $40 million. The Company is currently assessing a larger acquisition opportunity that is within its existing footprint, the impact of which is excluded from these potential upside opportunities.

•	The Company expects to redeploy capital into organic initiatives in key growth markets from the potential sale of non-core assets, potentially resulting in additional revenue between $15 million and $30 million, additional Adjusted EBITDA between $3 million and $5 million and additional Adjusted Free Cash Flow between $10 million and $15 million.

•	Based on the above upside opportunities, the Company’s launch off point for 2022 could be Adjusted Free Cash Flow between $530 million and $580 million.

2022-2023 Potential Growth Opportunities4

•	The Company expects to continue to organically grow revenue by approximately 4.5% over the 2022 and 2023 periods, including 3.5% to 4.0% in price increases and 0.5% to 1.0% in volume increases, and to expand Adjusted EBITDA Margin in each line of business (35 to 45 bps for solid waste, 100 to 125 bps for liquid waste and 200 bps for infrastructure and soil remediation) potentially resulting in additional revenue between $450 million and $475 million, additional Adjusted EBITDA between $145 million and $155 million and additional Adjusted Free Cash Flow between $100 million and $110 million by the end of 2023.

•	Over the course of 2022 and 2023, the Company sees opportunities to deploy $600 million to $900 million for acquisitions, substantially financed from free cash flow generated by the business, resulting in potential additional revenue between $320 million and $480 million, additional Adjusted EBITDA between $80 million and $120 million and additional Adjusted Free Cash Flow between $55 million and $80 million by the end of 2023.

•	The Company expects to further reduce its cost of capital during the 2022 and 2023 periods by refinancing US$500 million of its 4.25% 2025 Secured Notes and its 5.125% 2026 Secured Notes, potentially resulting in additional Adjusted Free Cash Flow between $20 million and $30 million by the end of 2023.

•	Based on the above potential growth opportunities, the Company’s launch off point for 2024 could be Adjusted Free Cash Flow between $705 million and $800 million.

In addition to the assumptions that underlie the 2021 guidance referred to above, implicit in forward-looking statements in respect of the upside opportunities for 2021 and the outlook for the 2022 to 2023 period are additional assumptions including no material changes in interest rates and foreign exchange rates, access to debt markets for refinancing opportunities on comparable terms and conditions to the Company’s recent financings, continued margin expansion and sufficient free cash flow to fund acquisitions. The Company’s M&A assumptions are based on the fragmented nature of the industry, the Company’s historical experience with acquisitions and its current robust pipeline.

[3]	The 2021 Upside Opportunities includes non-IFRS measures such as Adjusted EBITDA and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below.
[4]	The 2022-2023 Potential Growth Opportunities includes non-IFRS measures such as Adjusted EBITDA and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below.

Q4 2020 Earnings Call

GFL will host a conference call related to our fourth quarter earnings on Tuesday February 23, 2021 at 8:30 am Eastern time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-844-824-3839 or 1-855-669-9657 (conference ID: 10150538) approximately 15 minutes prior to the scheduled start time. The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://dpregister.com/sreg/10150538/ded9ae7a5c. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until March 9, 2021 by dialing 1-844-824-3839 or 1-855-669-9657 (access code 10150538). A copy of the presentation for the call will be available on our website at https://investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain “forward-looking statements”. Forward-looking statements may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “believes”, “could” or “potential” or variations of such words. In addition, any statements that refer to expectations, intentions, projections, potential or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions in light of our experience, track record and perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Certain assumptions set out herein in the section titled “2021 Guidance”, “2021 Upside Opportunities” and “2022 to 2023 Growth Opportunities” as well as in respect of our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards, are material factors considered in preparing forward-looking statements and management’s expectations. Other factors that could materially affect our forward-looking statements can be found in the “Risk Factors” section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and in our other public filings filed with Canadian securities regulators and the U.S. Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on such statements. The forward-looking statements contained herein are subject to a number of risks and uncertainties, including those referred to above, that could cause actual results, events or conditions to differ materially from those expressed or implied by the forward-looking statements. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. In particular, it is difficult to predict the duration and severity of the COVID-19 pandemic and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

In addition, the Company’s projected full year 2021 and 2022 to 2023 Adjusted EBITDA, Adjusted Free Cash Flow and Net Leverage are anticipated to exclude the effects of other events or circumstances in 2021 and throughout 2022 and 2023 that are not representative or indicative of the Company’s results of operations. Such excluded items are not currently determinable, but may be significant, such as changes in the foreign exchange rate, the mark to market (gain) loss on the Purchase Contracts, the cost of refinancings and acquisition, integration, rebranding and other costs. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to (a) give effect to the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) give effect to contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Free Cash Flow and Adjusted Cash from Operating Activities are supplemental measures used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow and Adjusted Cash from Operating Activities to evaluate and monitor the ongoing financial performance of the Company.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangibles, (b) ARO discount rate depreciation adjustment, (c) property and equipment depreciation due to recapitalization, (d) the IPO transaction related expenses, (e) loss on the extinguishment of debt (f) amortization of deferred financing costs (g) mark-to-market loss on Purchase Contracts, (h) foreign exchange loss or gain, (i) transaction costs, (j) acquisition, rebranding and other costs, (k) unbilled revenue reversal, (l) impairment and other charges, (m) TEU amortization expense, and (n) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash and cash equivalents, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run Rate EBITDA has not been adjusted to take into account impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Revenue	$1,235.6	$896.6	$4,196.2	$3,346.9
Expenses
Cost of sales	1,363.0	872.5	4,006.1	3,073.1
Selling, general and administrative expenses	144.8	140.8	508.4	396.5
Interest and other finance costs	137.9	150.4	597.6	532.2
Deferred purchase consideration	—	—	2.0	2.0
Loss on sale of property and equipment	2.2	—	4.6	1.2
Gain on foreign exchange	(112.9)	(14.0)	(37.3)	(48.9)
Mark-to-market loss on Purchase Contracts	355.9	—	449.2	—
Impairment and other charges	21.4	—	21.4	—
	1,912.3	1,149.7	5,552.0	3,956.1
Loss before income taxes	(676.7)	(253.1)	(1,355.8)	(609.2)
Current income tax expense	(3.8)	0.3	1.3	3.1
Deferred tax recovery	(186.2)	(73.0)	(362.2)	(160.6)
Income tax recovery	(190.0)	(72.7)	(360.9)	(157.5)
Net loss	(486.7)	(180.4)	(994.9)	(451.7)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	(262.5)	(43.7)	(227.5)	(102.8)
Reclassification of net loss of fair value movement on cash flow hedges, net of tax	(13.1)	—	(13.1)	—
Fair value movements on cash flow hedges, net of tax	(11.4)	4.4	1.8	61.2
Other comprehensive loss	(287.0)	(39.3)	(238.8)	(41.6)
Total comprehensive loss	$(773.7)	$(219.7)	$(1,233.7)	$(493.3)

Loss per share
Basic	$(1.39)	$(1.00)	$(2.80)	$(2.50)
Diluted	(1.39)	(1.00)	(2.80)	(2.50)

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

(unaudited)

	December 31, 2020	December 31, 2019
Assets
Cash	$27.2	$574.8
Trade and other receivables, net of allowance	867.3	713.4
Prepaid expenses and other assets	133.7	132.1
Current assets	1,028.2	1,420.3

Property, plant, and equipment, net	5,074.8	2,850.1
Intangible assets, net	3,093.4	2,848.0
Other long-term assets	33.2	31.6
Goodwill	6,500.4	5,173.8
Non-current assets	14,701.8	10,903.5
Total assets	15,730.0	12,323.8

Liabilities
Accounts payable and accrued liabilities	1,014.8	732.0
Income taxes payable	9.1	2.9
Current portion of long-term debt	4.6	64.4
Current portion of lease obligations	37.5	33.2
Current portion of due to related party	12.8	7.0
Current portion of tangible equity units	59.2	—
Current portion of landfill closure and post-closure obligations	55.3	25.6
Current liabilities	1,193.3	865.1

Long-term debt	6,161.5	7,560.7
Lease obligations	153.7	158.9
Other long-term liabilities	37.2	12.4
Due to related party	30.8	14.0
Deferred income tax liabilities	466.0	733.8
Tangible equity units	1,327.9	—
Landfill closure and post-closure obligations	680.3	211.0
Non-current liabilities	8,857.4	8,690.8
Total liabilities	10,050.7	9,555.9

Shareholders’ equity
Share capital	7,644.8	3,524.5
Contributed surplus	54.3	16.4
Deficit	(1,778.3)	(770.3)
Accumulated other comprehensive loss	(241.5)	(2.7)
Total shareholders’ equity	5,679.3	2,767.9
Total liabilities and shareholders’ equity	$15,730.0	$12,323.8

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Operating activities
Net loss	$(486.7)	$(180.4)	$(994.9)	$(451.7)
Adjustments for non-cash items
Depreciation of property and equipment	439.7	161.9	810.6	465.3
Amortization of intangible assets	107.5	86.7	427.0	334.1
Impairment and other charges	21.4	—	21.4	—
Interest and other finance costs	137.9	150.4	597.6	532.2
Share based payments	10.8	3.6	37.9	14.5
Gain on unrealized foreign exchange on long-term debt	(119.6)	(19.0)	(37.3)	(50.1)
Loss on sale of property and equipment	2.2	0.1	4.6	1.2
Mark-to-market loss on Purchase Contracts	355.9	—	449.2	—
Mark-to-market loss on fuel hedge	—	0.1	1.8	1.0
Current income tax expense	(3.8)	0.3	1.3	3.1
Deferred tax recovery	(186.2)	(73.0)	(362.2)	(160.6)
Interest paid in cash, net	(161.7)	(116.8)	(442.6)	(343.7)
Income taxes paid in cash, net	(1.0)	—	4.3	(4.1)
Changes in non-cash working capital items	56.6	127.3	5.2	(74.9)
Landfill closure and post-closure expenditures	(9.5)	(8.2)	(21.7)	(15.3)
	163.5	133.0	502.2	251.0
Investing activities
Proceeds on disposal of assets	5.5	1.7	16.0	20.8
Purchase of property and equipment and intangible assets	(122.6)	(143.9)	(428.3)	(457.8)
Business acquisitions, net of cash acquired	(2,776.7)	(85.5)	(3,941.2)	(721.3)
	(2,893.8)	(227.7)	(4,353.5)	(1,158.3)
Financing activities
Repayment of lease obligations	(12.6)	(14.6)	(72.7)	(57.8)
Issuance of long-term debt	2,036.1	1,702.3	4,667.9	3,143.8
Repayment of long-term debt	(1,772.8)	(994.2)	(6,200.3)	(1,569.9)
Payment of contingent purchase consideration	(19.7)	(8.6)	(31.1)	(8.6)
Issuance of share capital, net of issuance costs	785.1	—	4,042.7	—
Issuance of TEUs, net of issuance costs	—	—	1,006.9	—
Repayment of Amortizing Notes	(13.4)	—	(42.8)	—
Dividends issued and paid	(4.4)	—	(13.1)	—
Return of capital	—	(4.2)	(0.8)	(5.8)
Payment of financing costs	(21.3)	(9.0)	(41.0)	(20.7)
Issuance of loan from related party	—	—	29.0	—
Repayment of loan to related party	(2.9)	(3.5)	(6.4)	(10.5)
Cheques issued in excess of cash on hand	—	(2.2)	—	—
	974.1	666.0	3,338.3	1,470.5

(Decrease) increase in cash	(1,756.2)	571.3	(513.0)	563.2
Changes due to foreign exchange revaluation of cash	(33.8)	3.5	(34.6)	4.2
Cash, beginning of period	1,817.2	—	574.8	7.4
Cash, end of period	$27.2	$574.8	$27.2	$574.8

SUPPLEMENTAL DATA

(unaudited)

Revenue Growth

The following table summarizes the revenue growth in our segments:

	Three months ended December 31, 2020
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	3.6%	6.3%	—%	9.9%
USA	82.0%	2.1%	(1.3)%	82.8%
Total solid waste	47.2%	4.0%	(0.7)%	50.5%
Infrastructure and soil remediation	—%	(11.3)%	(0.1)%	(11.4)%
Liquid waste	31.2%	(9.2)%	(0.2)%	21.7%
Total	37.7%	0.1%	(0.6)%	37.1%

	Three months ended December 31, 2019
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	29.4%	1.0%	—%	30.4%
USA	67.8%	9.1%	(2.2)%	74.7%
Total solid waste	47.9%	4.9%	(1.0)%	51.8%
Infrastructure and soil remediation	16.3%	21.2%	—%	37.5%
Liquid waste	14.1%	3.8%	—%	17.9%
Total	38.1%	7.6%	(0.7)%	45.0%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our solid waste organic growth for the periods indicated:

	Three months ended December 31, 2020	Three months ended December 31, 2019
Price and surcharges	3.6%	3.4%
Volume	(0.3)	1.6
Commodity price	0.7	(0.1)
Total organic growth	4.0%	4.9%

Segment Results

The following table summarizes the segment results for the periods indicated:

	Three months ended December 31, 2020			Three months ended December 31, 2019
	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Solid waste
Canada	$320.3	$87.6	27.3%	$291.4	$71.9	24.7%
USA	671.8	211.8	31.5	363.7	110.0	30.2
Total solid waste	992.1	299.4	30.2	655.1	181.9	27.8
Infrastructure and soil remediation	132.4	16.4	12.4	149.7	26.1	17.4
Liquid waste	111.1	26.1	23.5	91.8	16.1	17.5
Corporate	—	(30.7)	—	—	(15.2)	—
Total	$1,235.6	$311.2	25.2%	$896.6	$208.9	23.3%

Net Leverage

The following table presents the calculation of Net Leverage for the periods indicated (all amounts are in millions of dollars unless otherwise stated):

	December 31, 2020		December 31, 2019
Total long-term debt	$6,166.1		$7,625.1
Fair value, deferred financing and other adjustments	58.5		(50.6)
Total long-term debt excluding fair value, deferred financing and other adjustments	$6,107.6		$7,675.7
Less cash	(27.2)		(574.8)
	6,080.4		7,100.9
Trailing twelve months Adjusted EBITDA	1,077.4		825.6
Acquisition EBITDA Adjustments	238.3		98.9
Run rate EBITDA	$1,315.7		$924.5
Net Leverage	4.62	x	7.68	x

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

($ millions)	Three months ended December 31, 2020	Three months ended December 31, 2019
Net loss	$(486.7)	$(180.4)
Add:
Interest and other finance costs	137.9	150.4
Depreciation of property and equipment	439.7	161.9
Amortization of intangible assets	107.5	86.7
Income tax recovery	(190.0)	(72.7)
EBITDA	8.4	145.9
Add:
Gain on foreign exchange(1)	(112.9)	(14.1)
Loss on sale of property, plant and equipment	2.2	0.1
Mark-to-market (gain) loss on fuel hedge	—	0.1
Mark-to-market loss on Purchase Contracts(2)	355.9	—
Share-based payments(3)	10.8	3.6
Impairment and other charges	21.4	—
Transaction costs(4)	24.1	28.6
Acquisition, rebranding and other integration costs(6)	1.3	13.1
Unbilled revenue reversal (7)	—	31.6
Adjusted EBITDA	$311.2	$208.9

($ millions)	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	$(994.9)	$(451.7)
Add:
Interest and other finance costs	597.6	532.2
Depreciation of property and equipment	810.6	465.3
Amortization of intangible assets	427.0	334.1
Income tax recovery	(360.9)	(157.5)
EBITDA	479.4	722.4
Add:
Gain on foreign exchange(1)	(37.3)	(48.9)
Loss on sale of property, plant and equipment	4.6	1.2
Mark-to-market loss on fuel hedge	1.8	1.0
Mark-to-market loss on Purchase Contracts(2)	449.2	—
Share-based payments(3)	37.9	14.5
Impairment and other charges	21.4	—
Transaction costs(4)	60.1	65.5
IPO transaction costs(5)	46.2	—
Acquisition, rebranding and other integration costs(6)	11.4	36.4
Unbilled revenue reversal (7)	—	31.6
Deferred purchase consideration	2.0	2.0
Adjusted EBITDA	$1,076.7	$825.7

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(5)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

(7)

Consists of accumulated accruals to unbilled revenue from prior fiscal years relating to unbilled work in progress in our infrastructure and soil remediation segment that we no longer believe is recoverable.

Adjusted Net Income (loss)

The following tables provide a reconciliation of our net loss to Adjusted Net Income (loss) for the periods presented:

($ millions)	Three months ended December 31, 2020	Three months ended December 31, 2019
Net loss	$(486.7)	$(180.4)
Add:
Amortization of intangibles	107.5	86.7
ARO discount rate depreciation adjustment	231.7	—
Property and equipment depreciation increase due to recapitalization	4.7	4.7
Loss on extinguishment of debt	35.5	—
Amortization of deferred financing costs	10.1	2.6
Mark-to-market loss on Purchase Contracts	355.9	—
Gain on foreign exchange	(112.9)	(14.1)
Transaction costs	24.1	28.6
Acquisition rebranding and other integration costs	1.3	13.1
Unbilled revenue reversal	—	31.6
Impairment and other charges	21.4	—
TEU amortization expense	0.3	—
Tax effect	(178.5)	(38.3)
Adjusted Net Income (Loss)	$14.4	$(65.5)
Adjusted earnings (loss) per share, basic	$0.04	$(0.36)

($ millions)	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	$(994.9)	$(451.7)
Add:
Amortization of intangibles	427.0	334.1
ARO discount rate depreciation adjustment	231.7	—
Property and equipment depreciation increase due to recapitalization	19.0	19.0
IPO transaction costs	46.2	—
Loss on extinguishment of debt	168.7	—
Amortization of deferred financing costs	36.1	9.7
Mark-to-market loss on Purchase Contracts	449.2	—
Gain on foreign exchange	(37.3)	(48.9)
Transaction costs	60.1	65.5
Acquisition rebranding and other integration costs	11.4	36.4
Unbilled revenue reversal	—	31.6
Impairment and other charges	21.4	—
TEU amortization expense	2.5	—
Tax effect	(378.9)	(116.2)
Adjusted Net Income (Loss)	$62.2	$(120.5)
Adjusted earnings (loss) per share, basic	$0.17	$(0.67)

Adjusted Free Cash Flow from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our Adjusted Cash Flow from Operating Activities and Adjusted Free Cash Flow to cash flow from operating activities for the periods presented:

($ millions)	Three months ended December 31, 2020	Three months ended December 31, 2019
Net cash from operating activities	$163.5	$133.0
Add:
Prepayment penalties for early notes redemption (2)	35.5	—
Transaction costs (4)	24.1	28.6
Acquisition rebranding and other integration costs (5)	1.3	13.1
M&A related net working capital investment (6)	15.9	—
Cash interest paid on TEUs (8)	1.4	—
Adjusted Cash Flow from Operating Activities	241.7	174.7
Less:
Cheques issued in excess of cash on hand	—	(2.2)
Proceeds on disposal of assets	5.5	1.7
Purchase of property and equipment and intangible assets	(122.6)	(143.9)
Adjusted Free Cash Flow	$124.6	$30.3

($ millions)	Year ended December 31, 2020	Year ended December 31, 2019
Net cash from operating activities	$502.2	$251.0
Add:
Costs associated with IPO related debt repayments (1)	106.6	—
Prepayment penalties for early notes redemption (2)	35.5	—
IPO transaction costs (3)	46.2	—
Transaction costs (4)	60.1	65.5
Acquisition rebranding and other integration costs (5)	11.4	36.4
M&A related net working capital investment (6)	15.9	—
Tax refund from CARES Act (7)	(12.5)	—
Cash interest paid on TEUs (8)	4.9	—
Deferred purchase consideration	2.0	2.0
Adjusted Cash Flow from Operating Activities	772.3	354.9
Less:
Proceeds on disposal of assets	16.0	20.8
Purchase of property and equipment and intangible assets	(428.3)	(457.8)
Adjusted Free Cash Flow	$360.0	$(82.1)

(1)	Consists of costs associated with the extinguishment of the PIK Notes, the 2022 Notes and the 2023 Notes, the termination of the swap arrangements associated with the 2022 Notes and the 2023 Notes, and accelerated interest payments of the PIK Notes, the 2022 Notes and the 2023 Notes.
(2)	Consists of prepayment penalty costs associated with the early redemption of the 7.000% 2026 Notes.
(3)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.
(6)	Consists of net non-cash working capital used in the period in relation to fourth quarter acquisitions.
(7)	Consists of tax refunds received related to loss carry-backs under the CARES Act applied to prior year taxable income.
(8)	Consists of interest paid in cash on the Amortizing Notes.

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